Mail Stop 4561

August 12, 2008

Mr. Reza Zarif
Director and Chief Executive Officer
Probe Manufacturing, Inc.
25242 Arctic Ocean Drive
Lake Forest, California 92630

> **Re:** **Probe Manufacturing, Inc.**
> **Form 10-K and 10-KA for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008 and August 1, 2008**
> **File No. 333-125678**

Dear Mr. Baum:

  We have reviewed your response letter dated August 1, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KA for the Fiscal Year Ended December 31, 2007

Item 8. Financial Information

Statements of Cash Flows, page 31

1. We note that you have labeled the statements of cash flows as "unaudited." We also note that the table of contents on page 27 indicates that the balance sheet as of December 31, 2007 is "unaudited." However, we also note that the audit report on page 28 indicates that these financial statements were audited. Please revise accordingly.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 49

2.   We note that in your amended Form 10-K your management has again concluded
        that disclosure controls and procedures were effective as of the end of the fiscal
        year. Disclosure controls and procedures include, "controls and procedures of an
        issuer that are designed to ensure that information required to be disclosed by the
        issuer in the reports that it files or submits under the Act is recorded, processed,
        summarized and reported, within the time periods specified in the Commission's
        rules and forms." Considering management's failure to provide its report on
        internal control over financial reporting, it is unclear to us how you are able to
        continue to conclude that your disclosure controls and procedure are effective as
        of the end of the fiscal year. Please further amend the Form 10-K to disclose
        management's revised conclusion on the effectiveness of your disclosure controls
        and procedures as of the end of the fiscal year. If you continue to believe that
        your disclosure controls and procedures are effective, please tell us the factors
        you considered and highlight for us those factors that supported your conclusion.

Management's Report on Internal Control Over Financial Reporting, page 49

3.   We note your disclosure that your internal control over financial reporting was
        "adequately designed and operating effectively." However, it does not appear that
        your certifying officers have reached a conclusion that your internal controls over
        financial reporting are effective. Please revise to provide a clear conclusion
        regarding the effectiveness of your internal control over financial reporting.

                                    * * * * * * *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials
on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter that keys your response to our comment and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
your response to our comment.

Mr. Reza Zarif
Probe Manufacturing, Inc.
August 12, 2008
Page 3

      You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Davis, Staff Accountant, at (202) 551-3408, if you have questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant